May 13, 2025

Brian Johnston
Chief Executive Officer
NFiniTi Inc.
80 W. Liberty Street, Suite 880
Reno, Nevada 89501

        Re: NFiniTi Inc.
            Preliminary Information Statement on Schedule 14C
            Filed February 28, 2025
            File No. 333-180164
Dear Brian Johnston:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Thomas E. Puzzo, Esq.